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                                                               EXHIBIT (a)(1)(G)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is made solely by the Offer to Purchase, dated February 29, 2000, and the related Letter of Transmittal, and any amendments or supplements thereto, which are promptly being mailed to all holders of shares. Hasbro is not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If Hasbro becomes aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, Hasbro will make a good faith effort to comply with the applicable law. If, after such good faith effort, Hasbro cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of Hasbro by Salomon Smith Barney Inc., the dealer manager of the tender offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH

                                       BY

                                  HASBRO, INC.

                  UP TO 17,250,000 SHARES OF ITS COMMON STOCK
          (INCLUDING THE ASSOCIATED PREFERENCE STOCK PURCHASE RIGHTS)
                  AT A PURCHASE PRICE NOT IN EXCESS OF $17.50
                     NOR LESS THAN $15.25 PER SHARE IN CASH

         Hasbro, Inc., a Rhode Island corporation, invites its shareholders to tender 17,250,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $0.50 per share, including the associated preference stock purchase rights issued pursuant to the Rights Agreement, dated as of June 16, 1999, between Hasbro and BankBoston, N.A., as Rights Agent, to Hasbro at prices not in excess of $17.50 nor less than $15.25 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 29, 2000, and in the related Letter of Transmittal which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context otherwise requires, all references to shares shall include the associated preference stock purchase rights.

         THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MARCH 27, 2000, UNLESS THE TENDER OFFER IS EXTENDED.
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         The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions set forth in the Offer to Purchase.

         THE BOARD OF DIRECTORS OF HASBRO HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER HASBRO NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PRICE OR PRICES AT WHICH SHAREHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SUCH SHARES SHOULD BE TENDERED. HASBRO'S DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED HASBRO THAT THEY WILL NOT TENDER ANY SHARES IN THE TENDER OFFER.

         Hasbro will, upon the terms and subject to the conditions of the tender offer, determine the single per share price, not in excess of $17.50 nor less than $15.25 per share, net to the seller in cash, without interest, that it will pay for shares properly tendered under the tender offer, taking into account the number of shares so tendered and the prices specified by tendering shareholders. Hasbro will select the lowest purchase price that will allow it to purchase 17,250,000 shares, or such lesser number of shares as are properly tendered at prices not in excess of $17.50 nor less than $15.25 per share. All shares properly tendered prior to the "expiration date" (as defined below) at prices at or below the purchase price and not properly withdrawn will be purchased at the purchase price, upon the terms and subject to the conditions of the tender offer, including the odd lot and proration provisions.

         Under no circumstances will interest be paid on the purchase price for the shares, regardless of any delay in making such payment. All shares acquired in the tender offer will be acquired at the purchase price. The term "expiration date" means 12:00 Midnight, New York City time, on Monday, March 27, 2000, unless and until Hasbro, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term expiration date shall refer to the latest time and date at which the tender offer, as so extended by Hasbro, shall expire. Hasbro reserves the right, in its sole discretion, to purchase more than 17,250,000 shares under the tender offer, subject to applicable law. For purposes of the tender offer, Hasbro will be deemed to have accepted for payment (and therefore purchased) shares properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot and proration provisions of the tender offer only when, as and if Hasbro gives oral or written notice to BankBoston, N.A., the depositary of the tender offer, of its acceptance of such shares for payment under the tender offer. Payment for shares tendered and accepted for payment under the tender offer will be made only after timely receipt by the depositary of certificates for such shares or a timely confirmation of a book-entry transfer of such shares into the depositary's account at the "book-entry transfer facility" (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, or an "agent's message" (as defined in the Offer to Purchase) in the case of a book-entry transfer and any other documents required by the Letter of Transmittal.

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         Hasbro intends to use up to approximately $300 million of available cash and credit facilities to purchase shares in the tender offer. The tender offer is being implemented as part of Hasbro's additional $500 million share repurchase authorization of December 1999. The tender offer provides shareholders who are considering a sale of all or a portion of their shares with the opportunity to determine the price, not in excess of $17.50 nor less than $15.25 per share, at which they are willing to sell their shares and, subject to the terms and conditions of the tender offer and where shares are tendered by the registered owner thereof directly to the depositary, to sell those shares for cash without the usual transaction costs associated with open market sales. In addition, "odd lot holders" (as defined in the Offer to Purchase) who hold shares registered in their names and tender their shares directly to the depositary and whose shares are purchased under the tender offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts payable on a sale of their shares in a New York Stock Exchange transaction. The tender offer also allows shareholders to sell a portion of their shares while retaining a continuing equity interest in Hasbro.

         Upon the terms and subject to the conditions of the tender offer, if more than 17,250,000 shares, or such greater number of shares as Hasbro may elect to purchase, subject to applicable law, have been properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date, Hasbro will purchase properly tendered shares on the following basis: (1) all shares properly tendered and not properly withdrawn prior to the expiration date by any odd lot holder who (a) tenders all shares owned beneficially or of record by such odd lot holder at a price at or below the purchase price (partial tenders will not qualify for this preference), and (b) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery and (2) after the purchase of all of the foregoing shares, all other shares properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares. All other shares that have been tendered and not purchased will be returned as promptly as practicable after the expiration date to the shareholder.

         Hasbro expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 of the Offer to Purchase shall have occurred or shall be deemed by Hasbro to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement thereof. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the rights of a tendering shareholder to withdraw such shareholder's shares.


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     Tenders of shares under the tender offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by Hasbro under the tender offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Monday, April 24, 2000. For such withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible guarantor institution" (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible guarantor institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility's procedures. All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by Hasbro, in its sole discretion, whose determination will be final and binding. None of Hasbro, the depositary, D.F. King & Co., Inc., the information agent of the tender offer, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

         The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

         The Offer to Purchase and the related Letter of Transmittal are being mailed promptly to record holders of shares whose names appear on Hasbro's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

         The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision with respect to the tender offer is made.

         Any questions or requests for assistance may be directed to the information agent or the dealer manager at the respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the information agent at the telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, shareholders are directed to contact the depositary.

                     The information agent for the tender offer is:

                             D.F. King & Co., Inc.

                                77 Water Street
                            New York, New York 10005
                         Call Toll Free: (888) 460-7637



                      The dealer manager for the tender offer is:

                              Salomon Smith Barney

                              390 Greenwich Street
                            New York, New York 10013
                                 (800) 996-7920

February 29, 2000